UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

 05 November 2026

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo plc

LEI: 213800ZVIELEA55JMJ32

5 November 2026

Diageo announces change in Chair of Remuneration Committee

In accordance with UKLR 6.4.6R, Diageo today announces that Melissa Bethell, non-executive director, will replace Susan Kilsby as Chair of the Remuneration Committee with effect from 6 November 2026. Susan will remain a member of the Board as Senior Independent Director and a member of its Audit Committee, Nomination Committee and Remuneration Committee.

ENDS

For further information please contact: Media relations:

Rebecca Perry	+44 (0) 7590 809 101
Clare Cavana	+44 (0) 7751 742 072
press@diageo.com
Investor relations:
Sonya Ghobrial	+44 (0) 7392 784 784
Grace Murphy	+44 (0) 7514 726 167
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 05 November 2026

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary